  As filed with the Securities and Exchange Commission on December ___, 1999.

                                                               File No. 0-27087



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                            LITEGLOW INDUSTRIES, INC.
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             UTAH                                             65-05164035
-------------------------------                     ---------------------------
(State or other jurisdiction of                    (IRS Employer Identification
 Incorporation or Organization)                     Number)


2301 N.W. 33RD COURT, UNIT 104, POMPANO BEACH, FLORIDA            33069
------------------------------------------------------         ----------
  (Address of Principal Executive Offices)                     (Zip Code)


                                 (954) 971-4569
-------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                                (Title of Class)

                            LITEGLOW INDUSTRIES, INC.

            FORM 10-SB - GENERAL FORM FOR REGISTRATION OF SECURITIES

                                TABLE OF CONTENTS


                                                      Part I

Item 1.           Description of Business.........................................................................4

Item 2.           Management's Discussion and Analysis
                  or Plan of Operation...........................................................................15

Item 3.           Description of Property........................................................................20

Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management..........................................................................21

Item 5.           Directors, Executive Officers, Promoters
                  and Control Persons............................................................................22

Item 6.           Executive Compensation.........................................................................24

Item 7.           Certain Relationships and Related Transactions.................................................26

Item 8.           Description of Securities......................................................................27

                                                      Part II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters....................................................29

Item 2.           Legal Proceedings..............................................................................31

Item 3.           Changes in and Disagreements with Accountants..................................................31

Item 4.           Recent Sales of Unregistered Securities........................................................32

Item 5.           Indemnification of Directors and Officers......................................................34




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



                                                     Part F/S

Financial Statements.............................................................................................35

                                                     Part III

Item 1. Index to Exhibits........................................................................................36

Signatures.......................................................................................................37


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         This Registration Statement contains certain forward looking statements. These forward looking statements include statements regarding (i) the Registrant's research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements; (iii) potential utility and acceptance of the Registrant's existing and proposed products; and (iv) the need for, and availability of, additional financing.

         The forward looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward looking statements are based on assumptions regarding the Registrant's business which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Registrant. Although the Registrant believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward looking statements. In light of the significant uncertainties inherent in the forward looking information contained herein, the inclusion of such information should not be regarded as any representation by the Registrant or any other person that the objectives or plans of the Registrant will be achieved.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         BACKGROUND

         Liteglow Industries, Inc. (the "Company") is engaged in the design, manufacture and sale to wholesalers and retailers, of automotive aftermarket accessories and specialty products. The Company was incorporated in Utah on April 25, 1984, under the name Graphic Connections, Inc. In September 1984, the Company completed an offering of $30,000 of its common stock on a "blind-pool, blank-check" basis, so that the Company had no specific use of proceeds at the time that the offering was completed. In the fall of 1984 the Company changed its name to Monte de Oro of Utah, Inc., and entered into the mining business, which was not successful. In 1985 the Company changed its name to Confetti, Inc., pursuant to a merger with a Utah corporation of that name and assumed the operation of an Italian style restaurant. The restaurant failed in October 1985, at which time the Company ceased doing business.

         The Company remained inactive from October 1985 until its merger with Liteglow Industries, Inc., a Florida corporation ("Liteglow Florida"), on August 8, 1996. The merger was effected by the Company to provide the Company with an operating business. Liteglow Florida entered into the merger to provide access to investment capital which


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Liteglow Florida believed would be available to it upon its merger into the public Company. Pursuant to the merger agreement between the Company and Liteglow Florida, the shareholders of Liteglow Florida were issued one share of the Company's common stock for each of their shares of Liteglow Florida common stock, so that upon the completion of the merger the shareholders of Liteglow Florida held 7,335,000 shares, or 77.69%, and the existing outstanding shareholders of the Company held 2,105,943 shares, or 22.31%, of the Company's outstanding common stock. Upon completion of the merger the shareholders of Liteglow Florida assumed control of the Company. Concurrently with the merger, the Company assumed the ongoing business of Liteglow Florida, which business is described in the succeeding paragraphs under this caption "Description of Business," and the Company changed its name to Liteglow Industries, Inc.

         THE COMPANY

         The Company's existing business was established by its founder, Spencer Krumholz, upon the incorporation of Liteglow Florida on August 8, 1994. With his wife, Arlene Krumholz, Mr. Krumholz, organized that corporation to design, manufacture and market, under the Liteglow(R) trademark and other trademarks and trade names, a diverse line of automotive aftermarket accessories and specialty products. Liteglow Florida's business initially focused on developing a line of automotive accessories designed to enhance vehicle appearance, including neon license plate frames and neon under-car lighting lights, all of which operate on the 12-volt electrical system common in automobiles. Since the 1996 merger between Liteglow Florida and the Company, the Company has expanded its product offerings to include automotive products such as driving and fog lights, which both improve vehicle operation, as well as decorative accessories such as lighted dice.

         The Company's neon under-car light products and its neon light rod products, both of which are described under the caption "Products," below, are each anticipated to account for approximately fifteen percent (15%) of the Company's product sales revenues in 1999. No other product line is anticipated to account for more than five percent (5%) of the Company's 1999 revenues. As the Company continuously develops new products and consumer tastes change, its revenues from a particular product line can be expected to change.

         The Company is seeking to position itself in the niche market catering to the automotive and electronics enthusiasts. This market is characterized by owners who are generally more affluent than the typical automobile owner and view their automobiles as a personal statement or means of recreation rather than just basic transportation. By maintaining and enhancing close relationships with its suppliers, customers and ultimate consumers, the Company believes that it is well positioned to anticipate and identify the changing interests of consumers. The Company's business objectives are to establish itself



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rapidly as the largest specialty distributor of automotive aftermarket accessories using the common automotive 12-volt electrical system and to expand its position in the automotive aftermarket and electronics industries by introducing new products, acquiring compatible businesses, and expanding its presence in all channels of distribution. The Company's customers are limited to wholesale and retail businesses, and the Company does not sell to consumers. The Company currently offers over 200 products to approximately 2,000 customers. The Company intends to continue its efforts to expand and diversify its product lines in order to respond more effectively to consumer needs and to broaden its customer base, in each case while maintaining high growth margins on overall product sales.

         On October 10, 1997, Liteglow Acquisition Corp., a subsidiary of the Company, merged with KJK Marketing, Inc. ("Low Glow"), a Florida corporation, with Liteglow Acquisition Corp. being the surviving corporation. Pursuant to the merger agreement between Liteglow Acquisition Corp. and Low Glow, the shareholders of Low Glow received 450,000 shares of the Company's common stock and cash of $100,000 payable $50,000 at closing and $50,000 thirty (30) days after closing. Subsequent to closing, the Company paid the promissory note in full. The Company was required to provide additional shares to the shareholders of Low Glow in the event that the fair market value of their shares was less than $150,00 on October 10, 1999. In October 1999 the Company issued 92,200 shares of its common stock to the former shareholders of Low Glow pursuant to that provision of the merger agreement. The number of shares issued to Low Glow shareholders in October 1997, and the number of shares issued to the owner of B&B Associates as described in the second succeeding paragraph, have been calculated on the basis of the Company's capitalization as it existed prior to the Company's one-for-sixty share reverse stock split which occurred on December 31, 1998. See "Description of Securities--Common Stock.

         On October 10, 1998, the Company, through its wholly-owned subsidiary, Liteglow Industries of California, Inc. ("Liteglow California"), acquired certain assets of Ronald Basoff, an individual doing business as B&B Associates in Van Nuys, California. Mr. Basoff's business consisted of the manufacture, but not the installation, of car alarms for sale on a wholesale and retail basis, which the Company's management believed to be a good business opportunity for the Company. The B&B Associates assets consisted primarily of car alarm parts and accessories. In consideration of the assets acquired, Liteglow California paid Mr. Basoff $50,000 in cash at closing, delivered to him its $100,000 promissory note, and also delivered to him 1,000,000 restricted shares of the Company's common stock. The asset purchase agreement also required that the Company provide Mr. Basoff with additional shares of common stock in the event that the shares of common stock delivered to him at closing did not have a market value of at least $100,000 on the second anniversary of the closing.

         Subsequent to the closing of the B&B Associates acquisition, the parties had a series of disagreements. These disagreements included disputes over accounts payable and receivable, inventory control, and reports which Company management anticipated that B&B Associates would provide on a daily and other periodic basis. In February 1999 the Company paid $15,000 of the principal amount of the $100,000 promissory note, but did not make any additional payment after it determined that Mr. Basoff was not operating the business of Liteglow California in accordance with his agreement with the Company and standard business practices. Liteglow California terminated its B&B Associates business



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in March 1999, and has recorded an estimated loss of $382,899 from its investment in B&B Associates. The Company believes that this loss had a material adverse impact on the Company in 1999, but that the loss will not have a continuing adverse impact on the Company's business or operations in the future. The Company does not intend to engage in the future in the car alarm business. See Part 2, Item 2, "Legal Proceedings," for a description of the outstanding litigation among the Company, Liteglow California, and Mr. Basoff.

         MARKET OVERVIEW

         The retail automotive aftermarket products market is large and diverse. According to the United States Department of Commerce, Bureau of Economic Analysis, sales of automotive parts and accessories through automotive aftermarket retailers in the United States have increased to $15 billion in 1997, up 5.5% from the previous year. From 1988 to 1997, industry sales grew at an average of 5.4% annually. According to a 1998 market study published by the Specialty Equipment Market Association ("SEMA"), a national automotive equipment trade association, sales by manufacturers of specialty automotive equipment parts in the United States exceeded $6.85 billion in 1997, and the specialty automotive equipment parts market grew at an annual rate of nearly 8% from 1987 through 1997. The 1998 SEMA survey also found that in 1997 manufacturer sales of street performance specialty equipment products were $531 million, an increase of 5% from 1996 sales.

         The Company's business strategy is to direct its sales and marketing efforts to outlets that cater to the niche market of automotive and electronic enthusiasts purchasing automotive aftermarket accessories and specialty products. The Company believes that its products are unusual and, consequently, not sensitive to the normal discounting pressures faced by products that are more of a commodity-like nature and sold in more conventional outlets. In the year ended December 31, 1998, approximately 75% of the Company's sales were made to wholesalers and independent retailers of electronic and automotive products. The balance of the Company's sales during that period were made to mass merchandisers and chain stores.

         The Company employs several principal marketing programs to reach its targeted outlets. These programs, which are explained below under the caption "Distribution, Sales and Marketing," include the use of independent sales representatives nationally, a significant presence at the three principal industry trade shows held annually, the use of its internal telemarketing department, and advertising in magazines and trade publications.

         BUSINESS STRATEGY

         The business objective of the Company is to establish itself rapidly as the largest specialty distributor of 12-volt electronic auto accessories and to expand its position in the automotive aftermarket products market by introducing new products and expanding its presence in all channels of distribution. The Company plans to achieve its business objective by continuing to actively research and identify new and innovative products that it believes will provide attractive profit margins, promoting brand name recognition and maintaining a strong commitment to customer service. The Company's strategy to achieve this objective includes the following key elements:

         INNOVATIVE PRODUCTS. The Company intends to focus its efforts on developing lines of accessory and specialty, rather than replacement, aftermarket products and to differentiate its product offerings by manufacturing or acquiring products incorporating the latest technology, innovative designs and advanced components. For example, the Company's Neon Under-Car Lighting Kits incorporate innovative electronic components and high impact glass of a standard that is higher than the industry norm.

         QUALITY CONTROL; BRAND NAME RECOGNITION. The Company is committed to providing high quality products. The Company closely monitors the manufacturing process of its suppliers and tests its products in order to assure quality and reliability, which the Company believes are critical elements for success in the automotive aftermarket products market. Historically, the Company's rate of return for defective products averages only approximately two to two and one-half percent of sales. However, in 1998 the Company lost approximately $300,000 to $400,000 in sales from defective neon under-car lighting kits as a consequence of what the Company believes to be a one-time problem with a Chinese supplier. The Company has changed its supplier for this product and has engaged persons in China to perform quality control inspections at manufacturing sites. The Company believes that by consistently offering high-quality products it will continue to build brand name recognition and loyalty. Brand name recognition is important because, among other things, brand name products often command premium prices but can be produced at relatively low cost, resulting in higher margins.

         COMMITMENT TO MULTIPLE PRODUCT CATEGORIES. The Company is committed to consistently offering products in multiple categories in order to enhance loyalty among its customers and brand name recognition. In addition, the Company believes that by diversifying its product offerings it will be better able to respond more effectively to changes in consumer needs. The Company intends to increase its product offerings by entering into distribution agreements with manufacturers of products that meet the Company's criteria. In addition, the Company intends to identify and acquire single



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proprietary products and other manufacturers with promising product lines that lack sufficient resources or know-how to effectively market their products.

         SERVICE COMMITMENT. The Company emphasizes a high level of service in all aspects of its business, including identifying consumer demand for new products, providing fast and efficient product delivery, maintaining responsive warranty service, and maintaining product and market knowledge.

         MARKETING. The Company's marketing efforts are conducted by Mr. Krumholz and, by Lou Wiener and Michael Krumholz, who are both vice presidents of the Company, and through independent sales representative agencies. The Company has recently developed an in-house telemarketing department.

         PRODUCTS

         The Company currently markets a broad line of 12-volt, appearance-enhancing automotive accessories and related replacement parts to electronic dealers and specialty auto stores, including the following products:

         NEON UNDER-CAR LIGHTING KITS: These kits contain two or four 25mm neon hi-impact neon light tubes. The two-tube kit contains two three-foot tubes and the four-tube kit contains two three-foot and two four-foot tubes. The lights are available in six brilliant colors and can be attached to spring loaded mounting brackets installed on the sides, front and back of a vehicle. The top surface of the tubes has chrome reflective foil for maximum lighting effect. The tubes are factory pre-wired for extra safety and simplified installation.

         NEON LITE RODS: The neon light rods are suitable for exterior and interior use on all vehicles, as well as boats. The light rods can be purchased in three sizes: the WARP-8 (eight-inch tubes), the WARP-15 (fifteen-inch tubes), and the WARP-24 (twenty-four inch tubes). Each light rod kit contains wire, one switch, one in-line fuse and built in electronic transformer plus hardware. All WARP neon light rods are available in six bright neon colors.

         NEON SHIFT KNOBS: The Mood Glow neon shift knobs feature a 3-way switch, which turns the lighted knob on or off or causes it to flash. The shift knobs fit most standard shift vehicles, are easily installed and are available in six bright neon colors.

         NEON LICENSE PLATE FRAMES: The neon license plate frames are made from high impact optical acrylic and have a 12-volt built-in transformer. The kits contain mounting hardware, instructions and a reversible frame for light diffusion. The neon license plate



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frames are available in eight bright neon colors.

         STROBE LIGHTS: The Company's strobe lights can be used on all vehicles, including boats, snowmobiles and all-terrain vehicles. The strobe lights produce an intense flash twice per second making them an excellent emergency, safety light and back-up warning light. They also enhance alarm systems and can give dramatic under-car lighting effects. The strobe lights are available in five bright colors.

         MINI-BEAM FOG LIGHT KITS: These kits consist of two fog lights that feature a hi-tech, unique ion-coated lens, an 50-watt halogen bulb, a compact aluminum housing, and plug-in connectors with relay, and are SAE, DOT and E-Mark approved. The glare free convex lens system creates a flat beam for excellent road illumination in inclement weather. Their lights are offered in a blue or yellow tint.

         MINI-BEAM DRIVING LIGHT KITS: These kits consist of two driving lights that feature a hi-tech ion-coated lens, an 85-watt halogen bulb, a compact, composite housing, and plug-in connectors with relay, and are SAE, DOT and E-Mark approved. The ion-coated lens increases the effectiveness of the light source. The lights are easily installed and fit most cars, trucks and off-road vehicles. The lights are offered in a blue or yellow tint.

         NEON SPEAKER RING KITS: The Company manufactures 10-inch and 12-inch neon speaker ring kits. Each kit contains two speaker rings with built-in light dancer and a supersensitive switch unit which allows neon to dance to music. The speaker rings come in four colors.

         LIGHT DANCER MUSIC INTERFACE: This product allows any 12-volt neon accessory to dance to music. This kit can be installed with any under car kit, neon tube, speaker ring assembly, antenna rod, neon shift knob, or other neon accessory.

         BLACK LIGHT: The Company manufactures a 12-volt DC black light which enhances the intensity of colors by making them appear to glow in the dark. The kit consists of an 18-inch black light, switch, online fuse, and accessory wire and hardware.

         STANDARD UNDERBODY KIT: The Company's Low Glow subsidiary manufactures a standard underbody kit in thirteen vibrant colors. Each kit contains two 48-inch tubes, two 32-inch tubes, mounting hardware, heavy duty on/off switch and an efficient power supply, and is all American made.



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         RADICOLOR UNDERBODY KIT: Low Glow's radicolor underbody kit is 100%
American made and combines two or more colors in the same neon tube. The kit consists of two 48-inch tubes, two 42-inch tubes, mounting hardware, heavy duty on/off switch, and an American made power supply (transformer). It is presently the only multi-color neon underbody kit on the market.

         The Company has recently begun shipping several new accessory items, such as hang-up lighted dice, lighted soccer ball, lighted eight-ball, and a brand new lighted skeleton (battery powered). These accessories will be carried by auto accessory chains, mass merchandisers, retailers and mail order marketers.

         Management believes it understands the needs and preferences of consumers based on a combination of its own extensive experience and the continual input it receives from wholesales, retailers, auto enthusiasts and others regarding new products or improvements to existing products. The Company remains in close contact with its wholesalers, retailers and consumers through participation in industry trade shows and other events in order to anticipate new trends and introduce innovative accessories in advance of its competitors. As a result, the Company believes it is well positioned to introduce new products that are responsive to the needs of its customers and ultimate consumers.

         DISTRIBUTION, SALES AND MARKETING

         Management is responsible for approximately 65% of the Company's sales revenues. In addition to the marketing and sales efforts of management, the Company currently markets and sells its products directly through independent sales representatives, who account for about 35% of sales revenues. As of December 31, 1998, the Company employed fifteen sales representative agencies having in the aggregate approximately eighty-five individual sales representatives. The sales representatives generally sell to customers on a non-exclusive territorial basis. They are paid monthly commissions averaging approximately 5% of all orders shipped to their accounts and are free to market products other than the Company's. All orders for the Company's products are processed and filled at the Company's executive offices and warehouse located at 2301 N.W. 33rd Court, Pompano Beach, Florida, and, as to Low Glow products, at Low Glow's office located at 2649 Mercy Drive, Orlando, Florida 32808. Although management believes that the use of independent sales representatives is an effective method to market its products, the Company intends to develop its own sales force and uses an in-house telemarketing staff to augment the marketing efforts of the independent sales representatives.

         All aspects of the Company's product development and advertising program are done in house. The Company's products are sold in distinctive, full-color, bilingual clamshell packaging designed to build brand name recognition and to easily identify the product



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as being supplied by the Company, regardless of the manufacturing source.

         The Company engages in direct consumer advertising and sells its products through major retailers such as Pep Boys, Trak Auto, J. C. Whitney Company, Circuit City, and Joe Amato's Keystone Warehouse. Presently, no retailer other than Circuit City accounts for more than 3% of annual sales. In 1998, the Company's sales to Circuit City accounted for nearly eight percent (8%) of its annual sales. The Company's export customers in Europe, Canada, South America and the Pacific Rim. The Company intends to seek sales agreements with other major retailers in order to increase its product distribution and sales.

         The Company regularly exhibits at major trade shows, including the Consumer Electronics, SEMA, and Automotive Parts and Accessories shows held annually in Las Vegas.

         MANUFACTURING AND SOURCES OF SUPPLY

         The Company currently purchases its products from several manufacturers based in the Far East, principally China. The Company's Low Glow products are manufactured in the United States. The Company continues to maintain direct working relationships with its manufacturers and regularly monitors their performance. All products are randomly tested by the Company to assure quality and reliability. The Company works closely with its manufacturers to assure timely delivery of high-quality, low-cost products that meet the Company's specifications. By using outside manufacturers for its products, the Company is able to minimize capital expenditures while maintaining flexibility in response to changing production costs and market demands.

         The Company's products are manufactured according to management's projections of product sales based on recent sales results, current economic conditions and prior experience with manufacturing sources. In order to be able to quickly fill orders from customers, the Company must maintain significant inventories. The average lead time from the commitment to purchase products through production and shipment ranges from approximately 30 to 45 days. The Company acquires its products on a purchase order basis. As is common in the industry, the Company experiences short-term inventory shortages with respect to a limited number of products. However, management believes that inadequate working capital and financing lines of credit, rather than manufacturing difficulties, have been the primary cause for any inventory shortages. The Company has generally experienced no material difficulties in obtaining adequate quantities of most products from its manufacturers.

         Although the Company has an excellent relationship with its manufacturers, consistent with the general practice in the industry the Company has no long-term contracts with these manufacturers. The Company's suppliers require payment of the purchase price



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by wire transfer upon shipment. None of the Company's suppliers requires letter of credit financing. The Company believes that it could arrange for alterative suppliers within a reasonable time period on terms that would not be materially different from those currently available to the Company.

         The Company currently has a $400,000 line of credit from Colonial First Bank, Boca Raton, Florida. The line of credit bears interest at the rate of 2% over the prime rate of interest, is secured by a personal guarantee from Mr. Krumholz and expires on September 30, 2000. The Company uses the proceeds of this line of credit to finance purchases of products from its suppliers. The Company expects that upon the expiration of its line of credit the line of credit will be renewed.

         As a substantial portion of the Company's products are manufactured in the Far East, the availability and cost of products manufactured could be adversely affected if political or economic conditions in this region were to deteriorate. The cost of the Company's products could also be affected by the tariff structure imposed on imports or other trade policies of the United States or other governments, which could adversely affect the Company. The prices for products purchased by the Company are stated in United States dollars at the time orders are placed. As a result, the Company does not bear the risk of fluctuations in currency rates between the time its products are ordered and the time they are shipped.

         COMPETITION

         The automotive aftermarket industry is highly fragmented and competitive. Key competitive factors in the automotive aftermarket include the ability to promptly fill orders from inventory, the range of unique products offered, and the speed and cost of product delivery. The Company intends to compete on these bases, as well as on the bases of product quality and brand name recognition. The Company competes with companies involved in the manufacture, assembly and distribution of aftermarket automotive products, some of which companies are substantially larger and have significantly greater resources than those of the Company. The cost of entry into the niche occupied by the Company today is rather substantial, including start-up costs, and tooling. In addition, many of the products that the Company offers are purchased on an exclusive basis from outside vendors. However, these exclusive vendor agreements are oral rather than written and the Company does not believe that they are enforceable.

         The Company does not believe that there is available information published by its competitors or industry sources concerning the market share or size of its competitors in the 12-volt electronic auto accessories market. Accordingly, the Company is unable to determine accurately its market share or its position among its competitors. However, based upon its experience in the auto accessories marketplace and discussions with retail



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outlets, the Company believes that its sales, range of products, and number of wholesale and of retail outlets make it one of the principal competitors in its market. The Company's principal competitors are American Auto Accessories in New York; Street Glow, Inc., in New Jersey; and Toucan Industries, Inc., in Florida.

         TRADEMARKS

         In the course of its business, the Company employs, and intends to increase the usage of, various trademarks, trade names and service marks, including its logo, in the packaging and advertising of its products. The Company believes that the use of service marks, trademarks and trade names are of considerable value and importance to its business and intends to continue to protect and promote its marks as appropriate. The Company's Liteglow(R) and Low Glow(R) trademarks are registered with the United States Patent and Trademark Office. The Company believes that its trademarks and the associated recognition, reputation and customer loyalty will contribute to the success of the Company's business.

         REGULATION

         Certain of the Company's operations are subject to governmental regulations. Compliance with federal, state, local and foreign laws and regulations has not had, and is not anticipated to have, a material adverse effect on the business of the Company. The Company believes that it is in material compliance with all such regulations, and is not aware of any regulatory initiatives that areas expected to have a material adverse affect on the business.

         Occasionally the Company had been made aware by a consumer that a state or local motor vehicle law has been interpreted and enforced to restrict or prohibit the use of a specialty light installed in a particular vehicle. In virtually all states, however, the installation of specialty lights on vehicles is not prohibited. The Company believes that the only states placing restriction on the use of specialty lights are Virginia, which restricts lights mounted on the front and rear of vehicles and Michigan, which restricts lights mounted on vehicle undercarriages. The Company does not believe these restrictions to have any material impact on sales.

         EMPLOYEES

         As of June 30, 1999, the Company employed thirty-five persons, fifteen of whom are based at the Company's headquarters facility and twenty of whom work in its Orlando, Florida, manufacturing plant. The Company's employees are not represented by a union and the Company believes that its relations with its employees are good.



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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

RESULTS OF OPERATIONS

         YEARS ENDED DECEMBER 31, 1997 AND 1998.

         Net sales for the year ended December 31, 1998, increased to $2,890,513 compared to $2,673,387 for the year ended December 31, 1997. For those same periods cost of sales increased from $1,523,689 to $1,849,993, and gross profit decreased from $1,149,698 to $1,040,520. For the same periods, the Company's selling, general and administrative expenses increased from $1,723,499 to $2,398,490, resulting in an increased operating loss from $573,801 to $1,357,970. The Company experienced a substantial increase in selling, general and administrative expenses in 1998 as it increased its staff and purchased increased amounts of advertising in anticipation of a significant increase in business, which did not occur. In 1998, the Company's management believed that the Company would see material sales increases from its Low Glow acquisition in 1997 and its acquisition of the assets of B&B Associates in 1998, which is described in the next paragraph. Both purchases did not meet management's expectations for increased sales. The Company also incurred substantial professional fees in connection with initiating the process of becoming a reporting company and filing this Registration Statement. The Company incurred additional expenses as a consequence of legal actions in which it became or continued to be involved in 1998, as compared to 1997, and lost net sales and gross profit from the purchase of defective products from its manufacturers.

         In the six months ended December 31, 1998, the Company experienced substantial defects in its neon undercar lighting kits made in China. As a consequence, management believes that the Company lost approximately $300,000 to $400,000 in sales, which in turn resulted in lost profits. While defective products were substantially returnable to suppliers, the Company could not recover its lost sales or the profits from those sales. Further, management believes that the Company lost significant numbers of customers, substantially all of which were wholesale customers during that period and is unable to determine whether the customers will return as buyers of the Company's products in the future.

         In September 1998, the Company acquired the assets and assumed certain liabilities of B&B Associates, a California proprietorship engaged in the car security business. The Company experienced substantial difficulties in implementing its business plan with respect to the B&B business that it acquired and discontinued its B&B business in the first quarter of 1999. The Company recorded an estimated loss for the disposal of its B&B Associates assets in the amount of $382,889 in the year ended December 31, 1998. This loss, together with the Company's loss from continuing operations in 1998 of $1,491,540, resulted in a net loss of $1,917,540 in the year ended December 31, 1998, compared to a loss of $614,034 for calendar year 1997.

         NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999.

         The Company's revenues increased from $2,158,412 for the nine months ended September 30, 1998, to $3,547,435 for the nine months ended September 30, 1999, and for these periods the Company's gross profit increased from $1,058,590 to $1,981,216. The Company had net income of $416,379 for the nine months ended September 30, 1999, compared to a net loss of $535,403 for the nine months ended September 30, 1998. The Company substantially decreased trade show, convention, travel and magazine advertising expenses for the nine months ended September 30, 1999, compared to the comparable 1998 period. However, overall selling, general and administrative expenses ("SG&A") remained substantially the same in each of these periods as the Company's sales increased.

         In the nine months ended September 30, 1999, the Company instituted a cost-cutting program and implemented more stringent financial controls. The Company increased sales from its Low Glow business by approximately 50% substantially as a result of increased sales at car shows. The Company had an increase in the sales of its Liteglow products of approximately 60% for the nine months ended September 30, 1999, compared to the comparable 1998 period as a result of the introduction of new products and increased sales to chain stores. The Company's cost of goods sold increased from $1,099,822 to $1,566,219 for the nine months ended September 30, 1999, compared to the comparable 1998 period. The increase in gross profit from approximately 49% in the first nine months of 1998 to approximately 56% of sales resulted from more cost-effective purchases from Chinese suppliers and increased margins from the sales of new products. The Company reduced selling expenses by reducing travel costs, trade show expenses and an officer's salary. The Company also reduced product packaging costs and the cost of product development.

         Management believes that its focus on more cost-advantaged purchases from its overseas suppliers, together with a reduction in selling, general and administrative expenses, will result in increased profit margins. Management further believes that the Company will continue to develop relationships with its principal retailers and, through the development of those relationships and the continuing introduction of new products, will increase both its sales and net profits. Management is aware, however, that the Company's products are discretionary items and that their purchase is dependent in large part on local, regional and national economic conditions existing from time-to-time. Accordingly, the Company's operating results for the first nine months of calendar year 1999 reflect the cost controls, marketing programs, new and improved customer relationships, and new product introductions which the Company implemented during that period, but there can be no assurance that the Company will experience similar results in the future.

LIQUIDITY AND CAPITAL RESOURCES

         YEARS ENDED DECEMBER 31, 1997 AND 1998.

         Total current assets increased from $660,663 at December 31, 1997, to $836,505 at December 31, 1998, primarily as a result of an increase in accounts receivable and, to a lesser extent, increases in inventory, cash and prepaid expenses. The Company's total assets increased from $1,169,455 to $1,347,106 for the comparable periods, also primarily as a result of increased current assets.

         The Company increased its line of credit from $270,000 at December 31, 1997, to $380,000 at December 31, 1998, to meet increased cash demands of its business. Accounts payable decreased from $296,297 at December 31, 1997, to $134,663 at December 31, 1998, as the Company used its line of credit and income from operations to reduce its accounts payable. The Company had substantial increase in accrued liabilities from $15,923 at December 31, 1997, to $142,684 at December 31, 1998, and a loss on the disposal of its subsidiary. Both the increase in accrued liabilities and the accrued loss on disposal of its subsidiary resulted from the Company's acquisition and disposition of its B&B assets.

         NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999.

         The Company's cash increased from $68,296 at December 31, 1998, to $91,798 at September 30, 1999. For the same period, its accounts receivable increased from $245,964 to $560,323. Inventory increased from $457,634 at December 31, 1998, to $648,884 at September 30, 1999, and prepaid expenses increased from $64,611 to $135,378 during the same period. The increase in accounts receivable, inventory and prepaid expenses resulted from substantial increases in sales, as the Company purchased additional inventory and prepaid suppliers to meet demand for its product.

         The accounts payable increased from $134,663 at December 31, 1998, to $169,345 at September 30, 1999. Accrued liabilities decreased from $142,684 to $52,124 during that period due to the payment in 1999 of accrued liabilities. The accrued loss on disposal of subsidiary decreased from $105,088 at December 31, 1998, to $20,532 at September 30, 1999, as a consequence of the Company's disposal of its B&B assets and business and the payment in 1999 of accrued liabilities.

         The Company had a loss from operations in 1998 and 1997 and negative cash flows from operations at December 31, 1998 and 1997. For the first nine months of 1999, the

Company had an operating profit, but negative cash flow from operations, of $263,540. The Company used cash provided by financing activities of $359,740 to meet its cash requirements for the nine months ended September 30, 1999. The Company's negative cash flow from operations in the first nine months of 1999 was due to increase in accounts receivable, inventory and prepaid expenses.

         The Company's loss from operations in 1997 and 1998 and negative cash flows from operations at December 31, 1997 and 1998 raise substantial doubt about the Company's ability to continue as a going concern. Management's plan is to operate profitably through increased sales, introduction of new products, increases in margins, and reduction of selling, general and administrative expenses. Management believes these efforts will generate positive cash flow during the balance of 1999 and in 2000.

         Management believes that the Company's current capital resources are sufficient for its needs if the Company continues to operate its business solely from cash from operations. However, management believes that in order for the Company to continue to expand its revenues and business base at the same rate as has occurred in the first nine months of 1999, the Company will need additional capital resources. Management does not believe that the Company can obtain significant capital from additional borrowing and, accordingly, anticipates that the Company will undertake to raise additional equity capital on a private or public basis in 2000. The Company has not had any discussions with any investment banking firm or underwriter with respect to any such placement or underwriting and is unable to anticipate whether or when any such financing may occur or, if it does occur, to what extent a financing will benefit the Company.

         The Company believes that its results will continue to be subject to prevailing economic conditions, over which it has no control; to competition; and to the quality of its relationships with its suppliers and retailers. The Company anticipates that it will be able to compete effectively in the automotive accessories market through the merchandising and improvement of its existing products and the development of new products. The Company continues to develop new manufacturing sources to improve the quality and cost of its products.

YEAR 2000 ISSUES

         The Company presently believes that its computers are Y2K compliant and anticipates no Y2K impact in connection with its suppliers or customers. The Company continues to assess its Year 2000 compliance status and the compliance status of its suppliers and customers.

         Based on ongoing assessments through December 20, 1999, the Company believes that no significant modifications of existing computer software will be required. The

Company believes that its computer systems will function properly with respect to dates in the Year 2000 and thereafter. The Company also believes that any costs related to the Year 2000 issue will not be significant.

         In the event that the Company experiences Y2K problems, the Company will acquire such technical advice and new software and hardware as may be necessary to be compliant.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases an aggregate of 16,000 square feet of office and warehouse space within a 500,000 square foot industrial park located at 2301 N.W. 33rd Court, Pompano Beach, Florida 33069. The Company's Low Glow subsidiary leases 3000 square feet of office, warehouse and manufacturing space in an industrial park located at 2649 Mercy Drive, Orlando, Florida 32808. The Company intends to move its headquarters into a 25,000 square foot space in the same industrial park in January 2000, but has not completed negotiations for that space.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information with respect to the beneficial ownership of the Common Stock by (i) each of the directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of December 1, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.


         Name and Address of                         Number of Shares                            Percentage
         Beneficial Owner                            of Beneficially Owned                       Ownership of Class
         -------------------                         ---------------------                       ------------------
         Spencer Krumholz(1)(2)(3)                           5,087,918                                  56.97%
         2301 NW 33rd Court #104
         Pompano Beach, FL 33069

         Arlene Krumholz(1)(3)                                  79,168                                   2.01%
         2301 NW 33rd Court #104
         Pompano Beach, FL 33069

         Michael Krumholz(4)                                     1,667                                    .04%
         2301 NW 33rd Court #104
         Pompano Beach, FL 33069

         Louis Weiner(1)                                           834                                    .02%
         2301 NW 33rd Court #104
         Pompano Beach, FL 33069

         All Executive Officers                              5,169,587                                  57.88%
         and Directors as a group
         (4 persons)(2)

----------------------------
(1)      Officer and Director.
(2) Pursuant to Rule 13d-3, includes 5,000,000 shares of Common Stock into which Mr. Krumholz's 1,000,000 shares of Preferred Stock are convertible.
(3) Spencer Krumholz and Arlene Krumholz are husband and wife. Mrs. Krumholz disclaims beneficial ownership of her husband's shares of both Common and Preferred Stock.
(4)      Officer. Michael Krumholz is the son of Spencer and Arlene Krumholz.
----------------------------

         The Company has authorized, issued and outstanding 1,000,000 shares of preferred stock, all of which are designated Series A Convertible Preferred Stock and are owned of record and beneficially by Spencer Krumholz. See Item 8, "Description of Securities," for a description of the Series A Convertible Preferred Stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth the names and ages of the Company's officers and directors. The directors of the Company are elected annually by the shareholders, and the officers are appointed annually by the board of directors.

NAME                       AGE          POSITION
----                       ---          --------
Spencer Krumholz           55           Chairman of the Board, President,
                                        Chief Executive Officer

Arlene Krumholz            54           Vice President, Secretary

Louis Wiener               62           Vice President, Chief Operating Officer

Michael Krumholz           27           Vice President-Sales and Marketing

         SPENCER KRUMHOLZ has been Chairman and Chief Executive Officer of the Company and its predecessor since 1994. Mr. Krumholz founded K&S Speed Shop, which sold high performance and specialty automotive parts, in Long Island, New York, in 1961 and was its president from that time until 1972. In 1973, he founded Specialty Representatives, Inc., a sales representative agency which marketed and sold basic automotive accessories to major chains. Mr. Krumholz founded Tech Guard Industries, Ltd., in 1984 to market and sell a two-wire remote car alarm system, and served as the president of that company until 1990. In June 1991 Mr. Krumholz founded Koolglow Industries, Inc., to market and sell neon license plate frames. In December 1992 Mr. Krumholz sold Koolglow Industries, Inc., to Bluechip Computerware, a NASDAQ company.

         ARLENE KRUMHOLZ has been an officer and director of the Company and its predecessor, Liteglow Industries, Inc., a Florida corporation, since 1994.

         LOUIS WIENER has been a graphic designer and artist for thirty-five years. He joined the Company's predecessor in 1994. Prior to that time, Mr. Wiener had his own independent graphics design business.

         MICHAEL KRUMHOLZ joined the Company in 1997, when he graduated from college. He has a Masters Degree in sports marketing from the University of Miami. Mr. Krumholz works with and trains the Company's sales representatives.

         Directors are elected annually and hold office until the next annual meeting of the shareholders of the Company or until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. The Company does not pay any cash compensation for attendance at directors meetings or participation at directors functions.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables and notes present for the three years ended December 31, 1998, the compensation paid by the Company to the Company's chief executive officer. No other executive officer of the Company received compensation which exceeded $100,000 during any of the three years ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE



                                                                                       Long-Term Compensation
                                                              ---------------------------------------------------------------
                                                                            Awards                            Payouts
                                                              --------------------------------                ---------------
                                                              Restricted           Securities
Name and Principal                                            Stock                Underlying                 All Other
Position                         Year       Salary ($)        Award(s)($)          Options/SARs(#)            Compensation($)
(a)                              (b)        (c)               (f)                  (g)                        (i)(2)
------------------               ----       ----------        -----------          ---------------            ---------------
Spencer Krumholz                 1998       $150,000          $55,000(1)                 --                       $27,000
Chairman, President,             1997       $ 75,000               --                    --                       $22,800
CEO                              1996       $ 50,000               --                    --                       $10,000

--------------
(1) The value of the restricted stock award has been determined by multiplying the shares of common stock into which Mr. Krumholz's 1,000,000 shares of Series A Convertible Preferred Stock are convertible by a value of .011 per share, which is the closing bid price of the Company's Common Stock on December 31, 1998. The bid price at December 31, 1998, does not reflect the Company's 1 share for 60 share reverse stock split which occurred prior to that date and which was not reflected in the trading price for the common stock until January 13, 1999. Shares of Common Stock were issued to Mr. Krumholz and members of his family in 1998 and 1997. The issuances were rescinded in December 1998 and the Company recorded no compensation for the issuance of the Common Stock. See Note 11 to the Company's audited consolidated financial statements.
(2) Consists of cash payments for premiums on life insurance policies owned by Mr. Krumholz and payments for Company-owned or leased vehicles used by Mr. Krumholz.
---------------

         As of December 31, 1998, the number and value of the aggregate restricted stockholdings of the persons named in this table, including shares held by them indirectly, was as follows:

       NAME                               SHARES                     VALUE(1)
       -----------------                  ---------                  --------
       Spencer Krumholz                   5,087,918                  $55,967
       Arlene Krumholz                       79,168                  $   871
       Louis Weiner                             834                  $     9
       Michael Krumholz                       1,667                  $    18

---------------
(1) The value of the restricted shares of common stock has been determined using the closing bid price at December 31, 1998, of $.011 per share. The number of shares of common stock which appear in this table are stated on a post-split basis, although the Company's common stock did not begin trading on a post-split basis until January 13, 1999. In accordance with Rule 13d-3, Mr. Krumholz's shares include the shares of Common Stock underlying his shares of Preferred Stock. January 13, 1999, the Company's stock traded at a high and low bid price of approximately $.20 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On August 8, 1996, the Company merged with Liteglow Florida. In connection with the merger, the shareholders of Liteglow Florida received 7,385,000 shares of the Company's common stock.

         In 1997 and 1998, the Company issued approximately 56,500,000 shares of common stock to Spencer Krumholz and family members at no cost. The shares issued to him during 1997 and 1998 were rescinded retroactively in December 1998. Subsequent to that recision, on December 31, 1998, Mr. Krumholz was issued 1,000,000 shares of Series A Convertible Preferred Stock.

         The Company employs both Spencer Krumholz and his son, Michael Krumholz on a salaried basis. Neither Spencer nor Michael Krumholz has a written employment agreement with the Company.

         In October 1997, the Company redeemed 1,250,000 shares of the Company's common stock for $187,500 in settlement of a portion of an outstanding receivable from Mr. Krumholz, which was incurred over a period of time. At December 31, 1998, Spencer Krumholz had $58,355 outstanding in loans to the Company.

ITEM 8. DESCRIPTION OF SECURITIES

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor. See "Additional Information."

COMMON STOCK

         The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.001 per share. As of December 1, 1999, the Company had 3,931,087 shares of common stock issued and outstanding. On December 31, 1998, the Company's shares were reverse-split on a 1 share for 60 share basis and the Company's authorized shares of Common Stock were reduced at the same time from 200,000,000 to 10,000,000 shares.

         The holders of shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common shares do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

PREFERRED STOCK

         The Company has authorized 1,000,000 shares of preferred stock, all of which are designated Series A Convertible Preferred Stock ("Preferred Stock") and all of which were issued and outstanding at December 1, 1999.

         Each holder of shares of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. Except as otherwise provided by law, holders of Preferred Stock vote together with holders of Common Stock as a single class. The consent of not less than two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is necessary for the Company to sell all or substantially all of its assets or to effect any merger, consolidation, share exchange or similar transaction to which the Company is a party, or to enter into any other transaction resulting in the acquisition of a majority of the outstanding voting stock of the Company by another corporation or entity.

         Holders of the Preferred Stock have the right to convert their shares into shares of Common Stock on the basis of five shares of Common Stock for each share of Preferred Stock, so that the 1,000,000 shares of Preferred stock are convertible into 5,000,000 shares of Common Stock. The conversion rate is subject to adjustment for certain stock splits and combinations, a stock dividend or distribution by the Company, and certain other changes in the Company's capital structure, including any change on merger or reorganization.

         The holders of Preferred Stock have a liquidation preference equal to $.10 per share of Preferred Stock, plus accrued and unpaid dividends, if any, and interest thereon. The Preferred Stock does not have a dividend preference.

DIVIDEND POLICY

         The Company has not paid any dividend to its shareholders for any class of stock and does not anticipate paying any such dividend in the foreseeable future.

TRANSFER AGENT

         The Company's registrar and transfer agent is Alpha Tech Stock Transfer, 4505 S. Wasaich Blvd., Suite 205-A, Salt Lake City, Utah 84124.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol LTGL.

         The following bid quotations have been reported for the period which began October 1, 1997, and ended September 30, 1999.

                                                            BID PRICES
                                                       --------------------
         PERIOD                                        HIGH             LOW
         ------                                        ----             ---
Quarter Ended December 31, 1997                        .18              .050
Quarter Ended March 31, 1998                           .10              .033
Quarter Ended June 30, 1998                            .082             .044
Quarter Ended September 30, 1998                       .047             .010
Quarter Ended December 31, 1998                        .011             .0051
Quarter Ended March 31, 1999(1)                        .46              .201
Quarter Ended June 30, 1999                            .90              .21
Quarter Ended September 30, 1999                       .625             .34

--------------
(1) On January 13, 1999, the Company's common stock began trading on a basis reflecting its 1998 year-end 1 for 60 share reverse stock split.
--------------

         Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

         The Company has been advised that 15 member firms of the NASD are currently acting as market makers for the common stock.

         As of December 1, 1999, there were 264 holders of record of the Company's common stock. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

         As of December 1, 1999, there were 3,931,087 shares of common stock issued and outstanding. Of those shares 203,251 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, 168,753 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

         In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

         The Company has never paid a cash dividend on its common stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

ITEM 2. LEGAL PROCEEDINGS

         The Company is a party to the following legal proceedings.

         In April 1999, Ronald Basoff d/b/a B&B Associates sued Liteglow Industries, Inc., and Spencer Krumholz in Los Angeles County, California, Superior Court. In May 1999 the Company sued Ronald Basoff individually and d/b/a B&B Associates, and his brother, David Basoff, in the same court. Both actions arose out of the acquisition of Ronald Basoff's automobile accessories business, B&B Associates, by the Company in 1998. The Basoff complaint alleges, among other things, breach of contract by the Company and seeks to recover damages and to foreclose on the assets sold by Mr. Basoff to the Company's subsidiary, Liteglow Industries of California, Inc. The complaint does not specify the dollar amount claimed and Mr. Basoff's counsel has advised the Company's counsel that no dollar amount has been established. The Company's complaint seeks, among other things, the appointment of a receiver and damages from Mr. Basoff. The action by Mr. Basoff also claims a breach of his employment agreement with Liteglow Industries of California, Inc. The Los Angeles County Superior Court has ordered arbitration of both matters in Fort Lauderdale, Florida, in accordance with the terms of the original asset purchase agreement between Liteglow Industries of California, Inc., and Ronald Basoff, and both California actions have been stayed pending completion of arbitration. The Company believes that Mr. Basoff's complaint against the Company is without merit. The Company intends to proceed with arbitration expeditiously and does not anticipate that either of these suits, nor the arbitration, will have a material adverse impact upon the Company. The Company intends to dispose of any B&B assets remaining after the conclusion of this litigation.

         The Company is a party to routine litigation incidental to its business from time-to-time.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company's Common Stock was reverse splint on a one-for-sixty share basis on December 31, 1999. In the discussion which follows, share issuances for the period until January 1, 1999 are stated on a pre-reverse split basis. See "Description of Securities."

         In October 1997, the Company issued 450,000 shares of Common Stock as part of the consideration for its acquisition of the assets of KJK Marketing, Inc., which does business under the name "Low Glow." The Company has assigned a value of $.33 per share to these securities. These securities were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

         In 1997, the Company issued 2,395,000 shares of Common Stock to various consultants for services rendered. The Company has valued the consideration for these shares at $168,100. In 1998, 2,145,000 of these shares were repurchased by the Company for a cash payment of $127,800. The sale and repurchase of these securities were effected pursuant to Section 4(2) of the Securities Act.

         In 1997, the Company issued 16,500,000 shares to the Company's president and family members at no cost. The Company issued an additional 40,000 shares of Common Stock to the President and family members in 1998, also at no cost. All of these issuances were rescinded in December 1998 and the Company has not recorded any compensation in connection with the issuance of these shares. All of these shares were issued and rescinded pursuant to Section 4(2) of the Securities Act.

         In October 1998 the Company issued 1,000,000 shares of Common Stock as part of the consideration for its acquisition of the assets of B&B Associates. The Company assigned a value of $.10 per share to these securities. These securities were issued pursuant to Section 4(2) of the Securities Act.

         In December 1998 the Company issued 1,000,000 shares of Preferred Stock to its president under Section 4(2) of the Securities Act for compensation which the Company has valued at $50,000.

         During the course of 1998 the Company issued 19,894,995 shares of Common Stock to private investors pursuant to Regulation D, Rule 504. The price of the stock ranged from $.20 per share to $.05 per share throughout the year. The total consideration obtained from the issuance of these shares was $814,991.

         In January and February 1999, the Company issued 1,300,000 shares of Common Stock to private investors pursuant to Regulation D, Rule 504, for cash consideration of $225,000.

         In April 1999, the Company issued 250,000 shares of common stock to private investors at a price of $50,000 pursuant to Regulation D, Rule 504.

         In December 1999 the Company issued 50,000 shares to a sophisticated person in settlement of a Utah suit pursuant to Section 4(2) of the Act. Also in December 1999, the Company issued 92,200 shares to the shareholders of KJK Marketing, Inc., as additional consideration payable to them under the October 1997 asset acquisition agreement with the Company. These shares were issued under Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The statutes, charter provisions, by-laws, contracts or other arrangements under which controlling persons, directors or officers of the Company are insured or indemnified in any manner against any liability which may occur in such capacity are as follows:

         Utah Revised Business Corporation Act Section 16-10a-902 provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (a) his conduct was in good faith; (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The corporation may not indemnify a director under Section 16-10a-902 in connection with the proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in its official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

         Utah Revised Business Corporation Act Section 16-10a-903 states that unless limited by its articles of incorporation, a corporation shall indemnify a director who is successful on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or other matter in the proceeding to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

         Utah Revised Business Corporation Act Section 16-10a-907 states that an officer of a corporation is entitled to mandatory indemnification under Section 16-10a-903 to the same extent as a director, and that a corporation may indemnify and advance expenses to an officer of the corporation to the same extent as to a director. Section 16-10a-907 also provides that a corporation may indemnify and advance expenses to an officer who is not a director to a greater extent, if not inconsistent with public policy, as provided by its articles of incorporation, by-laws, general or specific action of its board of directors, or contract.

         Utah Revised Business Corporation Act Section 16-10a-909 states that a provision treating a corporation's indemnification of or advance of expenses to directors is valid if and only to the extent the provision is not inconsistent with Part 9 of the Revised Business Corporation Act, which contains the provisions discussed in the preceding portions of this Item 5.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Report of Independent Certified Public
 Accountant......................................................

Consolidated Balance Sheets-Assets
 December 31, 1998 and 1997......................................

Consolidated Balance Sheets-Liabilities and
 Stockholders' Equity-December 31, 1998 and 1997.................

Consolidated Statement of Operations
 Year Ended December 31, 1998 and 1997...........................

Consolidated Statements of Changes in
 Stockholders' Equity-December 31, 1998 and 1997.................

Consolidated Statements of Cash Flows
 Year Ended December 31, 1998 and 1997...........................

Notes to Financial Statements....................................

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets-Assets
 September 30, 1999 and December 31, 1998........................

Consolidated Balance Sheets-Liabilities and Stockholders'
 Equity-September 30, 1999 and December 31, 1998.................

Consolidated Statement of Operations
 Nine Months Ended September 30, 1999 and 1998...................

Consolidated Statements of Cash Flows
 Nine Months Ended September 30, 1999 and 1998...................

Notes to Financial Statements....................................

                                    PART III


ITEM 1. INDEX TO EXHIBITS


EXHIBIT NO.     DESCRIPTION
-----------     -----------
2.1             Plan and Agreement of Merger*
3.1             Articles of Incorporation, as amended*
3.2             By-Laws*
4.1             Form of common stock certificate*
4.2             Form of preferred stock certificate*
10.1            Merger Agreement and Plan of Reorganization dated
                October 10, 1997, by and among KJK Marketing, Inc.,
                Liteglow Industries, Inc., Liteglow Acquisition
                Corp., and Keith and Judith Kowatch (without exhibits)
10.2            Asset Purchase Agreement dated September 15, 1998, by and
                between Ronald Basoff individually and d/b/a B&B Associates, and Liteglow Industries of California, Inc. (without exhibits)
10.3            Business Consulting Agreement dated November 11, 1999, between
                Xcel Associates, Inc., and Liteglow Industries, Inc.

23.1            Consent of Independent Certified Public Accountant.

*        Filed Previously.

ITEM 2. DESCRIPTION OF EXHIBITS

         None.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         LITEGLOW INDUSTRIES, INC.


Dated: December 22, 1999                 By: /s/ Spencer Krumholz
                                             ----------------------------------
                                             Spencer Krumholz,
                                             President and Director

                       DASZKAL BOLTON MANELA DEVLIN & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

      2401 N.W. BOCA RATON BOULEVARD, SUITE 100, BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236



JEFFREY A. BOLTON, CPA, P.A.                  MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                 OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN., CPA, P.A.
MICHAEL S. KRIDEL, CPA




                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Liteglow Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Liteglow Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of Liteglow Industries, Inc. and subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liteglow Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a loss from operations in 1998 and 1997 and had negative cash flows from operations at December 31, 1998 and 1997. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 17. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ DASZKAL BOLTON MANELA DEVLIN & CO, CPAs

Boca Raton, Florida
May 21, 1999

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                     ASSETS
                                                      1998              1997
                                                   -----------       ------------
Current assets:
     Cash                                          $    68,296       $    48,248
     Accounts receivable, net                          245,964           162,860
     Inventory                                         457,634           406,955
     Prepaid expenses                                   64,611            42,600
                                                   -----------       -----------
         Total current assets                          836,505           660,663
                                                   -----------       -----------
Property and equipment:
     Property and equipment, at cost                   277,398           268,817
     Less accumulated depreciation                     (49,153)          (58,786)
                                                   -----------       -----------
         Property and equipment, net                   228,245           210,031
                                                   -----------       -----------
Other assets:
     Goodwill, net                                     209,097           220,250
     Advances to stockholder                            58,355            57,811
     Deposits                                           14,904            18,576
     Other                                                  --             2,124
                                                   -----------       -----------
         Total other assets                            282,356           298,761
                                                   -----------       -----------
         Total assets                              $ 1,347,106       $ 1,169,455
                                                   ===========       ===========




          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                   1998              1998
                                                                -----------       -----------

Current liabilities:
     Line-of-credit                                             $   380,000       $   270,000
     Accounts payable                                               134,663           296,297
     Accrued liabilities                                            142,684            15,923
     Accrued loss on disposal of subsidiary                         105,088                --
     Current maturities of note payable                              19,215             7,245
     Current maturities of capital leases                            12,974             4,273
                                                                -----------       -----------
         Total current liabilities                                  794,624           593,738
                                                                -----------       -----------
Long-term liabilities (exclusive of current maturities):
     Note payable                                                   140,716            31,012
     Capital leases payable                                          26,216             2,315
                                                                -----------       -----------
         Total long-term liabilities                                166,932            33,327
                                                                -----------       -----------
         Total liabilities                                          961,556           627,065
                                                                -----------       -----------
Commitments and contingencies                                            --                --
Stockholders' equity:
     Preferred stock, $.001 par value, authorized
         1,000,000 shares; issued and outstanding
         1998- 1,000,000 and 1997 - 0 shares                          1,000                --
     Common stock, $0.001 par value; authorized,
         10,000,000 shares - 1998; 100,000,000 -
         1997, issued and outstanding 1998
         2,376,740 and 1997 - 810,768                                 2,377               811
     Additional paid-in capital                                   3,146,768         1,388,634
     Accumulated deficit                                         (2,764,595)         (847,055)
                                                                -----------       -----------
         Total stockholders' equity                                 385,550           542,390
                                                                -----------       -----------
         Total liabilities and stockholders' equity             $ 1,347,106       $ 1,169,455
                                                                ===========       ===========


          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                                    1998             1997
                                                                -----------       -----------
Revenues                                                        $ 2,890,513       $ 2,673,387
Cost of sales                                                     1,849,993         1,523,689
                                                                -----------       -----------
Gross profit                                                      1,040,520         1,149,698
Selling, general administrative expenses                          2,398,490         1,723,499
                                                                -----------       -----------
Operating loss                                                   (1,357,970)         (573,801)
                                                                -----------       -----------
Other (expenses):
     Interest expense                                               (43,384)          (30,809)
     Loss on disposal of assets                                     (90,186)               --
                                                                -----------       -----------
         Total other expenses                                      (133,570)          (30,809)
                                                                -----------       -----------
Loss from continuing operations before income taxes              (1,491,540)         (604,610)
Provision for income taxes                                               --            (9,424)
                                                                -----------       -----------
Loss from continuing operations                                  (1,491,540)         (614,034)
                                                                -----------       -----------
Discontinued operations (Note 18)
     Loss from operations of discontinued subsidiary
     B&B Associates                                                 (43,111)               --

     Estimated loss on disposal of B&B Associates,
     provision for 1999 losses including provision of
     $105,088 for operating losses during phase out period         (382,889)               --
                                                                -----------       -----------
Net loss                                                        $(1,917,540)      $  (614,034)
                                                                ===========       ===========
Net loss per share (basic & diluted):
     Loss from continuing operations                            $     (0.86)      $     (1.23)
     Loss from discontinued operations                                (0.24)               --
                                                                -----------       -----------
     Net loss per share                                         $     (1.10)      $     (1.23)
                                                                ===========       ===========
Weighted average common shares outstanding                        1,743,572           500,912
                                                                ===========       ===========




          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           DECEMBER 31, 1998 AND 1997
                                   Page 1 of 2
-------------------------------------------------------------------------------



                                        COMMON            PREFERRED        ADDITIONAL                                TOTAL
                              ---------------------    ----------------     PAID-IN     TREASURY   ACCUMULATED   STOCKHOLDER'S
                                SHARES       AMOUNT    SHARES    AMOUNT     CAPITAL       STOCK      DEFICIT       EQUITY
                              ----------   ---------   -------   -------    --------    ---------    -------     ------------
Balance, January 1, 1997      10,656,069   $  10,656     --     $    --    $  246,948   $      --    $(46,771)     $ 210,833
Net proceeds from issuance
  of common stock             19,894,995      19,895     --          --       795,096          --          --        814,991
Stock acquired to repay
  officer debt                        --          --     --          --            --    (187,500)         --       (187,500)
 Retirement of treasury
  stock                       (1,250,000)     (1,250)    --          --            --     187,500    (186,250)            --
Stock issued for services
  and compensation            18,895,000      18,895     --          --       149,205          --          --        168,100
Issuance of common stock
  for the purchase of
  subsidiary                     450,000         450     --          --       149,550          --          --        150,000
Net loss                              --          --     --          --            --          --    (614,034)      (614,034)
                              ----------   ---------   -------  --------   ----------   ---------   ---------      ---------
Balance, December 31, 1997    48,646,064   $  48,646     --     $    --    $1,340,799   $      --   $(847,055)     $ 542,390
                              ==========   =========   =======  ========   ==========   =========   =========      =========



          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           DECEMBER 31, 1998 AND 1997
                                   Page 2 of 2
-------------------------------------------------------------------------------




                                        COMMON                PREFERRED        ADDITIONAL                                TOTAL
                              ---------------------        -----------------     PAID-IN     TREASURY   ACCUMULATED   STOCKHOLDER'S
                                SHARES       AMOUNT        SHARES     AMOUNT     CAPITAL       STOCK      DEFICIT       EQUITY
                              ----------   ---------       -------    -------    --------    ---------    -------     ------------
Balance, January 1, 1998      48,646,064   $  48,646            --    $    --   $ 1,340,799  $     --   $  (847,055)   $   542,390
Repurchase and retirement
 of common stock             (15,475,000)    (15,475)           --         --        15,475        --            --             --
Issuance of common stock
 for purchase of
 subsidiary                    1,000,000       1,000            --         --        99,000        --            --        100,000
Issuance of common stock     110,578,333     110,578            --         --     1,627,922        --            --      1,738,500
Issuance of preferred
 stock for services                   --          --     1,000,000      1,000        49,000        --            --         50,000
Repurchase of common stock    (2,145,000)     (2,145)           --         --      (125,655)       --            --       (127,800)
                            ------------    --------     ---------    -------   -----------  --------   -----------    -----------
Subtotal                     142,604,397     142,604     1,000,000      1,000     3,006,541        --      (847,055)     2,303,090

Reverse stock split
 (Note 11)                  (140,227,657)   (140,227)           --         --       140,227        --            --             --
Net loss                              --          --            --         --            --        --    (1,917,540)    (1,917,540)
                            ------------    --------     ---------    -------   -----------  --------   -----------    -----------
Balance, December 31, 1998     2,376,740    $  2,377     1,000,000    $ 1,000   $ 3,146,768  $     --   $(2,764,595)   $   385,550
                            ============    ========     =========    =======   ===========  ========   ===========    ===========


          See accompanying notes to consolidated financial statements.

               LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------



                                                                          1998              1997
                                                                      -----------       -----------
Cash flows from operating activities:
      Net loss                                                        $(1,917,540)      $  (614,034)
      Adjustments to reconcile net income to net cash
      used by operating activities:
           Depreciation and amortization                                   45,036            37,235
           Loss on disposal of assets                                      90,186                --
           Deferred income taxes                                               --             9,424
           Consulting and professional fees paid in common stock               --           168,100
           Compensation paid in preferred stock                            50,000                --
           Allowance for doubtful accounts                                 (8,342)               --
           Allowance for inventory obsolescence                            41,500                --
           Estimated loss on disposal of subsidiary                       382,889                --
      Changes in operating assets and liabilities net of
      effects from purchase of subsidiary:
           Accounts receivable                                            (74,762)          (51,839)
           Inventory                                                      (92,179)         (183,544)
           Prepaid expenses                                               (22,011)           16,300
           Deposits and other assets                                        5,796            (5,166)
           Accounts payable                                              (161,634)           98,537
           Accrued liabilities                                            126,761            (6,242)
                                                                      -----------       -----------
Net cash used by operating activities:                                 (1,534,300)         (531,229)
                                                                      -----------       -----------

Cash flows from investing activities:
      Purchase of subsidiary net of cash acquired                              --           (92,473)
      Purchase of subsidiary                                              (50,000)               --
      Purchases of property and equipment                                 (64,821)         (106,590)
                                                                      -----------       -----------
Net cash used by investing activities                                    (114,821)         (199,063)
                                                                      -----------       -----------
Cash flows from financing activities:
      Loan to shareholder, net                                               (544)         (133,908)
      Borrowings on line-of-credit                                        195,000           270,000
      Repayments on line-of-credit                                        (85,000)               --
      Issuance of note payable                                                 --            42,148
      Repayment of note payable                                           (14,228)         (203,891)
      Repayment of capital leases                                          (9,934)          (14,349)
      Issuance of common stock                                            110,578           814,990
      Rescission of common stock previously issued                       (127,800)               --
      Increase in additional paid-in capital                            1,627,922                --
      Advances to subsidiary                                              (26,825)               --
                                                                      -----------       -----------
Net cash provided by financing activities                               1,669,169           774,990
                                                                      -----------       -----------
Net increase in cash                                                       20,048            44,698
Cash at beginning of year                                                  48,248             3,550
                                                                      -----------       -----------
Cash at end of year                                                   $    68,296       $    48,248
                                                                      ===========       ===========



          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1  - ORGANIZATION AND NATURE OF BUSINESS

The accompanying consolidated financial statements represent those of Liteglow Industries, Inc. and subsidiaries (the "Company"). The Company was incorporated April 25, 1984, in the State of Utah, as Confetti, Inc. Liteglow Industries, Inc. (formerly Liteglow Industries of Florida, Inc., a Florida corporation), was merged into Confetti, Inc. on August 8, 1996. The Company primarily engages in the business of designing, manufacturing and marketing a diverse line of automotive aftermarket accessory and specialty products. The Company initially focused its efforts on developing a line of 12-volt automotive accessories designed to enhance vehicle appearance, including neon license plate frames and neon under-car lighting kits. More recently, the Company has expanded its product offerings to include automotive products such as driving lights and fog lights.

NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Operations for the subsidiaries acquired are included in the consolidated results of operations since the date of acquisition.

INVENTORY

Inventory consists of merchandise held for sale and is stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.
Actual results could differ from those estimates.

ADVERTISING

Advertising costs are expensed when incurred. The advertising cost incurred for the year ended December 31, 1998 and 1997 was $206,441 and $86,991, respectively.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

EARNINGS PER SHARE

Earnings per share are computed based on the weighted average number of common shares outstanding during the year after taking into effect the stock split. Convertible preferred stock outstanding are common stock equivalents and are included in the calculation of earnings per share to the extent they are dilutive using the treasury-stock method. Basic and diluted earnings per share are the same.

CASH AND CASH EQUIVALENTS

The Company considers highly liquid investment purchases with an original maturity date of three months or less to be cash equivalents.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivables are recorded net of an allowance for doubtful accounts of $29,415 and $37,757 for December 31, 1998 and 1997, respectively.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, cash equivalents, accounts receivable, accounts payable, and notes payable approximates fair value because of their short maturities.

NOTE 5 - MERGERS AND ACQUISITIONS

On October 10, 1997, the Company, through a wholly owned subsidiary, acquired all of the outstanding common stock of KJK Marketing, Inc. (subsequently known as Lowglow Neon Industries). As consideration, the Company paid $50,000 in cash, $50,000 note payable, due 30 days after the close, and 450,000 shares of common stock with an agreed upon market value of $150,000 on October 10, 1999, for a total purchase price of $250,000. If the total market value is less than $150,000 the Company will issue additional shares valued at the difference between the then market price and the guaranteed amount. The acquisition was accounted for using the purchase method of accounting. The results of operation are included in the consolidated statement operations since the date of acquisition. Goodwill of $223,050 was recorded in this transaction, which is being amortized over 20 years using the straight-line method.

The following summarizes the fair value of the assumed assets and liabilities of KJK Marketing, Inc.:



                Cash                                        $   15,382
                Accounts receivable                             11,626
                Inventory                                       16,140
                Property and equipment                           4,698
                Accrued liabilities                            (11,041)
                Shareholder loans                               (9,855)
                                                             ---------
                    Net assets                               $  26,950
                                                             =========

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 5 - MERGERS AND ACQUISITION, CONTINUED

On September 25, 1998, the Company, through a wholly owned subsidiary, acquired the assets and assumed the liabilities of B&B Associates. As consideration, the Company paid $50,000 in cash, note payable of $100,000, payable in two installments of $50,000 each due July 1 and July 31, 1999, and 1,000,000 shares of the Company's common stock with an agreed upon market value of $100,000, for a total purchase price of $250,000. If the total market value is less than $100,000 on the second anniversary of the closing, the Company will issue additional shares valued at the difference between the then market price and the guaranteed amount. The acquisition was accounted for using the purchase method of accounting. Goodwill of $250,000 has been recorded in this transaction, which is being amortized over 20 years using the straight-line method.

The following summarizes the fair value of the assets acquired and liabilities assumed:

                Current assets                               $ 48,107
                Non-current assets                              3,323
                Current liabilities                           (51,430)
                                                             --------
                    Net assets                               $     --
                                                             ========

The Company is currently in litigation with the former owner-operator, with whom the Company has an employment contract to manage the operations of B&B Associates. As a result of the litigation and the loss of control over the daily operations, the acquired subsidiary's assets and operations are not included in the consolidated financial statements. The investment in the subsidiary has been accounted for using the equity method. The Company has decided to discontinue the operations of the subsidiary upon resolution of the litigation and has recorded estimated losses of $382,889 during this phase out period. See Note 18.


NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

Depreciation and amortization were $33,883 and $33,299 for the years ended December 31, 1998 and 1997, respectively.


                                                     1998           1997
                                                   --------       --------
         Automobile                                $ 86,059       $ 48,009
         Machinery and equipment                    126,455        179,047
         Equipment under capital lease               48,203         12,250
         Furniture and fixtures                       3,615         16,445
         Leasehold improvements                      13,066         13,066
                                                   --------       --------
                                                    277,398        268,817
         Less: accumulated depreciation
             and amortization                       (49,153)       (58,786)
                                                   --------       --------
             Total property and equipment          $228,245       $210,031
                                                   ========       ========

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 7 - LINE-OF-CREDIT

The Company has established a $400,000 revolving line-of-credit with a bank. The line-of-credit carries a variable interest rate, which is the prime rate plus
1.5 percent and is due on demand. The line-of-credit is collateralized by the assets of the Company and is guaranteed by major stockholders. At December 31, 1998, the Company owed $380,000 on this line-of-credit, and the interest rate was 9.25%.


NOTE 8 - NOTE PAYABLE

Notes payable consist of the following at December 31, 1998:


                                                               1998               1997
                                                            ---------           --------
    Note payable monthly payments of $861,
        including interest at 8.8%, due June 2002.          $  30,780            $ 38,257

    Note payable monthly payments of $500,
        including interest at 13%, due December 1999.           5,534                  --

    Note payable monthly payments of $621,
        including interest at 8%, due August 2002.             23,617                  --

    Note payable, non-interest bearing                        100,000                  --
                                                             --------            --------
         Total                                                159,931              38,257
        Less:  Current portion
                                                              (19,215)             (7,245)
                                                             --------            --------
        Notes payable                                        $140,716            $ 31,012
                                                             ========            ========



Debt maturities for the next five years are as follows:

         YEARS ENDING
         DECEMBER 31,
         -------------
             1999                       $  119,215
             2000                           14,886
             2001                           16,198
             2002                            9,632
             2003                               --
                                        ----------
                    Total               $  159,931
                                        ==========

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 9 - LEASE COMMITMENTS

The Company leases its corporate offices, warehouse space and various office equipment under long-term operating lease agreements. The rental expense amounted to $103,686 and $56,288 for the year ended December 31, 1998 and 1997, respectively.

The Company is obligated under various capital leases. The leased property under capital leases as of December 31, 1998, has a cost of $48,203 and amortization of $9,516. Amortization of the leased property is included in depreciation expense.

Future minimum lease payments for these leases are as follows:

                  YEARS ENDING                 CAPITAL          OPERATING
                  DECEMBER 31,                 LEASES            LEASES
                  ------------               ---------          ----------

                      1999                   $  17,437          $  119,137
                      2000                      14,073                  --
                      2001                       9,172                  --
                      2002                       7,893                  --
                      2003                          --                  --
                                             ---------          ----------
Total minimum lease payments                    48,575          $  119,137
                                                                ==========
Less: amount representing interest              (9,385)
                                             ---------
Present value of net minimum lease
    payments                                    39,190
Less: current maturities                       (12,974)
                                             ---------
          Long-term obligation               $  26,216
                                             =========

NOTE 10 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is involved in various legal proceedings incident to the character of its business. Although it is not possible to predict the outcome of these proceedings, or any claims against the Company related thereto, the Company believes that such proceedings will not, individually or in the aggregate, have a material effect on its financial condition or results of operations. See Notes 5 and 18.

NOTE 11 - STOCKHOLDERS' EQUITY

COMMON STOCK ISSUED FOR CASH

The Company issued 19,894,995 shares of common stock through a Regulation D offering. The price of the stock ranged from $0.20 per share to $0.05 per share throughout the year. The total amount obtained from the issuance of these common shares was $814,991.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 11 - STOCKHOLDERS' EQUITY, CONTINUED

NON-CASH STOCK TRANSACTIONS

The Company issued 1,000,000 shares of common stock as part of the consideration for B & B Associates, in September 1998. These shares were assigned a value of $0.10 per share.

In 1997, the Company issued 450,000 shares of common stock as part of the consideration for KJK Marketing, Inc. These shares were assigned a value of $0.33 per share.

In 1997, the Company issued 2,395,000 shares to consultants for services rendered. This transaction resulted in $168,100 of compensation and professional fees expense, which was included in the statement of operations. In 1998, 2,145,000 of these shares were repurchased for $127,800.

During 1998 and 1997, approximately 40,000,000 and 16,500,000 shares of common stock were issued to the President at no cost, but were retroactively rescinded in December 1998, and no compensation was recorded on the issuance of the common stock.

TREASURY STOCK

In 1997, the Company redeemed 1,250,000 shares in partial settlement of a receivable for a shareholder. The treasury stock is recorded at cost, which was determined based on the market price and the outstanding receivable balance on the date that the shares were redeemed. The treasury stock was subsequently retired.

PREFERRED STOCK

At December 17, 1998, the Company created and authorized 1,000,000 shares, par value $.001 per share of Series A Convertible Preferred Stock. The preferred stockholders are entitled to the number of votes equal to the number of whole shares of common stock into which the shares are convertible. The shares are convertible into 5 shares of common stock, or 5,000,000 shares of common stock, and without the payment of additional consideration. The holders of Preferred Stock have a liquidation preference equal to $.10 per share of Preferred Stock, plus accrued and unpaid dividends, if any, and interest thereon. The Preferred Stock does not have a dividend preference.

The Company has issued the 1,000,000 shares of the preferred stock to the President of the Company. This transaction resulted in $50,000 of compensation expense to the President, which is included in the statement of operations at December 31, 1998. In addition, this transaction resulted in the President obtaining voting control of the Company.

STOCK SPLIT

On December 14, 1998, the Company's Board of Directors authorized a 1-for-60 reverse stock split effective December 31, 1998 for stockholders on record on December 31, 1998. This resulted in the retirement of 140,227,657 shares of common stock. Stockholders' equity for December 31, 1997 has been restated to reflect the stock split. This resulted in a $140,227 reduction in common stock, with a corresponding increase in additional paid-in capital.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 12 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in what it believes to be credit worthy financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 1998, the Company was within the insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes its trade accounts receivable exposure is limited.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 1998, the Company had an outstanding receivable from a stockholder in the amount of $58,355, due on demand. In 1997, the Company redeemed 1,250,000 shares of the Company's common stock on October 17, 1997 for $187,500, which represents $0.15 per share in settlement of a portion of the outstanding receivable from a stockholder/officer. The transactions involving the stockholder/officer are summarized below:

     Balance at January 1, 1997                              $ 111,403
     Advances to stockholder                                   133,908
     Settlement in advances in exchange for
         Liteglow Industries, Inc. common stock               (187,500)
                                                             ---------
     Balance at December 31, 1997                               57,811
                                                             ---------
     Advances to stockholder, net                                  544
                                                             ---------
     Balance at December 31, 1998                            $  58,355
                                                             =========

NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION


                                                                      1998            1997
                                                                   ---------       ---------
Cash paid during the year for:
     Interest                                                      $  33,003       $  30,809
                                                                   =========       =========
     Income taxes                                                  $      --       $      --
                                                                   =========       =========

Non-cash investing and financing transactions
     Acquisition of equipment                                      $  74,003       $      --
     Vehicle loans                                                   (35,902)             --
     Capital leases payable                                          (35,953)             --
                                                                   ---------       ---------
     Cash down payment for vehicle                                 $   2,148       $      --
                                                                   =========       =========

     Issuance of common shares for the purchase of subsidiary      $ 100,000       $ 150,000
                                                                   =========       =========
     Issuance of preferred stock for compensation                  $  50,000       $      --
                                                                   =========       =========


                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 15 - GOODWILL

Goodwill of $223,050, net of $13,953 of amortization, represents the amount by which the purchase price of businesses acquired exceeds the fair market value of their net assets under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 20 years. The Company periodically evaluates the realizability of goodwill and other intangible assets to determine whether any impairment has occurred in the value of such assets. Impairments are recognized when the present value of the future cash flow is less than the Company's value.

Amortization expense for the years ended December 31, 1998 and 1997 was $11,152 and $2,800 respectively.

NOTE 16 - INCOME TAXES

The provision (benefit) for income taxes includes these components:


                                          1998                1997
                                        -------             -------

   Current                              $    --             $   --
   Deferred                                  --              9,424
                                        -------             ------
        Total                           $    --             $9,424
                                        =======             ======

A reconciliation of income tax expense at the statutory rate of the Company's actual income tax expense is shown below:


                                                       1998                1997
                                                    ----------          ---------

     Computed at the statutory rate (39.5%)         $ (757,215)         $ (238,821)
     Increase (decrease) resulting from:
         Non-deductible expenses                       166,986              12,007
         State income taxes and other, net
           of federal tax benefit                     (164,876)            (11,040)
         Change in deferred tax asset
           valuation allowance                         755,105             247,278
                                                    ----------          ----------
         Provision for income taxes                 $       --          $    9,424
                                                    ==========          ==========

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 16 - INCOME TAXES, CONTINUED

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                  1998               1997
                                               -----------       ------------

Deferred tax assets:
    Allowance for doubtful accounts            $    19,415       $    14,914
    Loss in disposal of subsidiary                 151,285
    Net operating loss carryforward                841,227           242,103
                                               -----------       -----------
                                                 1,011,927           257,017

Deferred tax liabilities:
    Accumulated depreciation                        (9,544)           (9,739)
                                               -----------       -----------
Net deferred tax asset before
  valuation allowance                            1,002,383           247,278
                                               -----------       -----------
Valuation allowance:
    Beginning balance                                   --                --
                                               -----------       -----------
    (Increase) decrease during the period       (1,002,383)         (247,278)
                                               -----------       -----------
    Ending Balance                              (1,002,383)         (247,278)
                                               -----------       -----------
Net deferred tax asset                         $        --       $        --
                                               ===========       ===========

The Company has the following net operating loss carryforwards:

                     Year
                   Expiring
               ------------------
                     2011                    $    7,195
                     2012                       604,610
                     2013                     1,500,345
                                             ----------
                           Total             $2,112,150
                                             ==========

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS

As shown in the accompanying consolidated financial statements, the Corporation incurred a net loss of $1,917,540 during the year ended December 31, 1998, and $614,034 for the year ended December 31, 1997. The ability of the Corporation to continue as a going concern is dependent on returning to profitable operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern.

Management plans to increase sales by the addition of new products and sales customers. Management also plans to reduce costs by the disposal of a subsidiary. The Company also plans on raising additional capital through private placement offerings of common stock, which during the period from January 1, 1999 through May 31, 1999 have raised approximately $200,000. Management believes these actions will provide the necessary capital and cash requirements to ensure the Company's ability to continue as a going concern.

No estimate has been made should management's plan be unsuccessful.

NOTE 18 - DISCONTINUED OPERATIONS

At September 25, 1998, the Company acquired B & B Associates in California for $250,000. See Note 5. The seller maintained the management of the acquired subsidiary. Disputes arose over the reporting of operations by the subsidiary to the Company. Consequently, the Company has defaulted on its note payments to the former owner resulting in litigation between the parties. The subsidiary has incurred a loss at December 31, 1998 of approximately $43,000. The Company has decided to dispose of its investment in the subsidiary after the outcome of the litigation.

The Company has estimated $382,889 as costs of disposal and loss from operations during the disposal period estimated to be September 30, 1999.

NOTE 19 - EARNINGS PER SHARE


                                                                        WEIGHTED
                                                        (LOSS)         AVG. SHARES    PER-SHARE
                                                      (NUMERATOR)     (DENOMINATOR)     AMOUNT
                                                      -----------     -------------   -------------
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------
    Loss from continuing operations                   $  (614,034)             --     $    --
                                                      -----------     -----------     --------

    Basic and diluted EPS loss available to common
    stockholders before retroactive stock split          (614,034)     30,054,724       (0.02)

    Retroactive effect of 1 for 60 reverse
    stock split in 1998                                        --     (29,553,812)         --
                                                      -----------     -----------     --------

    Loss available to common stockholders
    after retroactive effect of stock split           $  (614,034)        500,912     $ (1.23)
                                                      ===========     ===========     ========

FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------
    Loss from continuing operations                   $(1,491,540)             --     $    --
                                                      -----------     -----------     --------

    Basic and diluted EPS income available
    to common stockholders                            $(1,491,540)      1,743,572     $ (0.86)
                                                      ===========     ===========     =======


There are 1,000,000 shares of Series A convertible preferred stock outstanding at December 31, 1998 (See Note 11). The shares are convertible into 5,000,000 shares of common stock, but were not included in the computation of diluted EPS because their inclusion would be anti-dilutive to the loss per share amount.

                                TABLE OF CONTENTS





Independent Auditor's Report............................................1

Consolidated Financial Statements:

    Consolidated Balance Sheets...................................... 2-3

    Consolidated Statements of Operations...............................4

    Consolidated Statements of Changes in Stockholders' Equity........5-6

    Consolidated Statements of Cash Flows...............................7

    Notes to Consolidated Financial Statements.......................8-17

                            LITEGLOW INDUSTRIES, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997